Exhibit 99.1

Sun Life Financial Inc.

Management’s Discussion and Analysis

For the period ended: June 30th, 2018

Dated August 8th, 2018

4	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

About Sun Life Financial

Sun Life Financial Inc. (“SLF Inc.”) is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2018, Sun Life Financial had total assets under management (“AUM”) of $986 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively, and “Consolidated Financial Statements” collectively) and annual management’s discussion and analysis (“MD&A”). Effective the first quarter of 2018, we transferred our International business unit from SLF U.S. to SLF Asia. We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), and in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

The information in this document is in Canadian dollars unless otherwise noted.

1. Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section M – Non-IFRS Financial Measures in this document. Non-IFRS Financial Measures and reconciliations are also included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

2. Forward-looking Statements

Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section N – Forward-looking Statements in this document.

3. Additional Information

Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the annual and interim MD&A and SLF Inc.’s Annual Information Form (“AIF”) for the year ended December 31, 2017. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2018	5

B. Financial Summary

	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q2’18	Q1’18	Q2’17	2018	2017
Net income (loss)
Reported net income (loss)	706	669	574	1,375	1,125
Underlying net income (loss)(1)	729	770	689	1,499	1,262
Diluted Earnings per share (“EPS”) ($)
Reported EPS (diluted)	1.16	1.09	0.93	2.25	1.83
Underlying EPS (diluted)(1)	1.20	1.26	1.12	2.46	2.05
Reported basic EPS ($)	1.16	1.10	0.93	2.26	1.83
Return on equity (“ROE”) (%)
Reported ROE(1)	13.5%	13.1%	11.4%	13.3%	11.2%
Underlying ROE(1)	14.0%	15.1%	13.7%	14.5%	12.6%
Sales
Insurance sales(1)	633	665	565	1,298	1,337
Wealth sales(1)	30,804	39,825	36,582	70,629	74,188
Value of new business(1)	266	334	227	600	479
Premiums and deposits
Net premium revenue	4,315	4,645	3,923	8,960	7,487
Segregated fund deposits	2,703	3,395	2,506	6,098	5,943
Mutual fund sales(1)	19,265	24,056	21,285	43,321	45,465
Managed fund sales(1)	8,967	12,345	11,855	21,312	21,249
ASO(2) premium and deposit equivalents(1)	1,767	1,675	1,701	3,442	3,419
Total premiums and deposits(1)	37,017	46,116	41,270	83,133	83,563
Assets under management
General fund assets	164,709	163,499	161,755	164,709	161,755
Segregated funds	108,692	106,221	102,066	108,692	102,066
Mutual funds, managed funds and other AUM(1)	712,719	709,206	680,000	712,719	680,000
Total AUM(1)	986,120	978,926	943,821	986,120	943,821
LICAT ratios(3)(4)
Sun Life Financial Inc.	149%	149%	n/a	149%	n/a
Sun Life Assurance(5)	134%	139%	n/a	134%	n/a
Financial leverage ratio(1)	21.8%	22.2%	22.5%	21.8%	22.5%
Dividend
Dividend payout ratio(1)	40%	36%	39%	38%	42%
Dividends per common share ($)	0.475	0.455	0.435	0.930	0.855
Capital
Subordinated debt and innovative capital instruments(6)	3,737	3,736	3,736	3,737	3,736
Participating policyholders’ equity and non-controlling interests	517	475	628	517	628
Total shareholders’ equity	23,216	22,804	22,316	23,216	22,316
Total capital	27,470	27,015	26,680	27,470	26,680
Average common shares outstanding (millions)	607	610	614	609	614
Closing common shares outstanding (millions)	607.0	607.6	613.7	607.0	613.7

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)	Administrative Services Only (“ASO”).
(3)	Life Insurance Capital Adequacy Test (“LICAT”) ratio.
(4)	LICAT ratios are not applicable before January 1, 2018; we previously used the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) guideline, the former capital regulatory guideline.
(5)	Sun Life Assurance Company of Canada (“Sun Life Assurance”) is SLF Inc.’s principal operating life insurance subsidiary.
(6)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in the SLF Inc. Consolidated Financial Statements. For additional information, see section I – Capital and Liquidity Management – 1 – Capital in our 2017 annual MD&A.

6	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

C. Profitability

The following table reconciles our reported net income and underlying net income. The table also sets out the impact that other notable items had on our reported net income and underlying net income. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results			Year-to-date
($ millions, after-tax)	Q2’18	Q1’18	Q2’17	2018	2017
Reported net income	706	669	574	1,375	1,125
Market related impacts(1)	8	(68)	(74)	(60)	(63)
Assumption changes and management actions(2)	1	(3)	11	(2)	12
Other adjustments(1)	(32)	(30)	(52)	(62)	(86)
Underlying net income(2)	729	770	689	1,499	1,262
Reported ROE(2)	13.5%	13.1%	11.4%	13.3%	11.2%
Underlying ROE(2)	14.0%	15.1%	13.7%	14.5%	12.6%
Impact of other notable items on reported and underlying net income
Experience related items(3)
Impact of investment activity on insurance contract liabilities	30	48	41	78	59
Mortality	6	(16)	8	(10)	29
Morbidity	43	12	18	55	12
Credit	6	21	25	27	29
Lapse and other policyholder behaviour	(9)	(29)	(10)	(38)	(25)
Expenses(4)	(26)	(4)	–	(30)	6
Other(4)	(5)	62	(18)	57	(40)

(1)	See section M – Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures.
(3)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.
(4)	Expense experience has been revised to exclude certain project spending, which is now presented in Other. Prior periods have been conformed to this presentation.

Q2 2018 vs. Q2 2017

Our reported net income of $706 million in the second quarter of 2018 increased $132 million compared to the same quarter in 2017, largely due to an $82 million favourable change in market related impacts. Underlying net income in the second quarter of 2018 increased $40 million to $729 million, compared to the second quarter in 2017, primarily driven by strong business growth and favourable morbidity experience, partially offset by expenses, credit experience, and the impact of investment activity on insurance contract liabilities.

1.	Market related impacts

Market related impacts in the second quarter of 2018 were favourable compared to the same period last year, primarily driven by less unfavourable interest rate impacts and more favourable impacts from changes in fair value of investment properties.

2.	Assumption changes and management actions

The effects of assumption changes and management actions (“ACMA”) in the second quarter of 2018 was $1 million compared to $11 million in the same quarter in 2017 for the Company as a whole.

Due to the long-term nature of our business, we make certain judgments involving assumptions and estimates to value our obligations to policyholders. The valuation of these obligations is recorded in our financial statements as insurance contract liabilities and investment contract liabilities and requires us to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity experience rates, lapse and other policyholder behaviour experience, expenses and inflation and other factors over the life of our products. We will complete our annual review of actuarial methods and assumptions in the second half of 2018, with the majority of changes being implemented in the third quarter. As this is a work in progress, it is not yet possible to determine the impact on net income at this time.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2018	7

3.	Other adjustments

Other adjustments decreased reported net income by $32 million in the second quarter of 2018, compared to a decrease of $52 million in the second quarter of 2017, reflecting favourable Fair value adjustments on MFS’s share-based payment awards, Certain hedges that do not qualify for hedge accounting impacts, partially offset by increased Acquisition, integration and restructuring costs.

4.	Experience related items

Compared to the prior year, Experience related items reflected less favourable credit experience across the organization, the impact of Investment activity on insurance contract liabilities primarily in SLF Asia, and expenses, including incentive compensation accruals from strong performance in 2018, partially offset by the favourable impact of morbidity experience in SLF U.S.

5.	Income taxes

Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 15% to 20%.

In the second quarter of 2018, our effective income tax rates on reported net income and underlying net income(1) were 19.1% and 17.1% compared to (3.7)% and 18.9% in the second quarter of 2017, respectively. The effective income tax rates in the second quarter of 2018 are within our expected range.

6.	Impact of foreign exchange rates

During the second quarter of 2018, our reported net income and underlying net income decreased by $21 million and $22 million, respectively, as a result of the impact of the movement of the Canadian dollar in the second quarter of 2018 relative to the average exchange rates in the second quarter of 2017.

Q2 2018 vs. Q2 2017 (year-to-date)

Our reported net income was $1,375 million for the first six months of 2018 compared to $1,125 million in the first six months of 2017. Underlying net income was $1,499 million compared to $1,262 million in the first six months of 2017. Reported and underlying net income reflected strong business growth, interest on par seed capital of $110 million, and more favourable morbidity experience, partially offset by more unfavourable mortality experience, and unfavourable expenses, including higher incentive compensation accruals.

1.	Market related impacts

Market related impacts in aggregate in the first six months of 2018, compared to the first six months of 2017, changed slightly with less unfavourable impacts from interest rates and more favourable impacts from changes in the fair value of investment properties, largely offset by unfavourable equity market impacts. See section M – Non-IFRS Financial Measures in this document for a breakdown of the components of market related impacts.

2.	Assumption changes and management actions

Assumption changes and management actions were $(2) million in the first six months of 2018, compared to $12 million in the first six months of 2017.

3.	Other adjustments

Other adjustments in the first six months of 2018 reduced reported net income by $62 million compared to a reduction of $86 million in the same period last year, primarily driven by favourable changes related to Certain hedges in SLF Canada that do not qualify for hedge accounting and Fair value adjustments on MFS’s share-based payment awards.

4.	Experience related items

In the first quarter of 2018, the seed capital that was transferred to the participating account at demutualization was transferred back to the shareholder account, along with accrued investment income. The results include the investment income of $110 million – $75 million in SLF Canada and $35 million in SLF U.S. (“interest on par seed capital”) – which is presented in Experience related items – Other. Additional information can be found in Note 10 of the second quarter 2018 Interim Consolidated Financial Statements.

(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

8	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

Experience related items in the first six months of 2018 compared to the first six months of 2017 also reflected unfavourable mortality experience and unfavourable expenses including incentive compensation accruals, partially offset by more favourable morbidity experience, predominantly in SLF U.S.

5.	Income Taxes

Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate to a range of 15% to 20%.

For the first six months of 2018, our effective tax rates on reported and underlying net income(1) were 18.0% and 16.4%, respectively, compared to 10.3% and 18.3%, respectively, for the first six months of 2017. Our reported and underlying effective tax rates for the first six months of 2018 were within our expected range.

6.	Impact of Foreign Exchange Rates

During the first six months of 2018, our reported net income and underlying net income decreased by $42 million and $43 million, respectively, as a result of the impact of the movement of the Canadian dollar in the first six months of 2018 relative to the average exchange rates in the first six months of 2017.

D. Growth

1. Sales and Value of New Business

	Quarterly results			Year-to-date
($ millions)	Q2’18	Q1’18	Q2’17	2018	2017
Insurance sales(1)
SLF Canada	266	296	230	562	681
SLF U.S.(2)	155	136	165	291	286
SLF Asia(2)	212	233	170	445	370
Total insurance sales(1)	633	665	565	1,298	1,337
Wealth sales(1)
SLF Canada	3,039	3,825	3,781	6,864	8,184
SLF Asia	2,502	3,736	2,949	6,238	5,846
Total wealth sales excluding SLF Asset Management(1)	5,541	7,561	6,730	13,102	14,030
SLF Asset Management sales(1)	25,263	32,264	29,852	57,527	60,158
Total wealth sales(1)	30,804	39,825	36,582	70,629	74,188
Value of New Business(1)(“VNB”)	266	334	227	600	479

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Effective January 1, 2018 we transferred our International business unit from SLF U.S. to SLF Asia, and balances in 2017 have been changed to conform with the current year presentation. For further information, see section F – Performance by Business Group in this document.

Total Company insurance sales were $633 million in the second quarter of 2018, up 12% (15% on a constant currency basis) compared to the same period in 2017.

•	SLF Canada insurance sales increased, mainly driven by higher volume of large case sales in Group Benefits and Individual Insurance & Wealth in the second quarter of 2018
•	SLF U.S. insurance sales decreased, primarily reflecting the currency impact from the change in the Canadian dollar
•	SLF Asia insurance sales were up 31% on a constant currency basis, led by significant growth in Hong Kong and the Philippines

Total Company wealth sales were $30.8 billion in the second quarter of 2018, down 16% (12% on a constant currency basis) compared to the second quarter of 2017.

(1)

Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2018	9

•	SLF Canada wealth sales decreased, mainly due to lower sales in GRS reflecting a large case annuity sale in the second quarter of 2017
•

SLF Asia wealth sales were down, primarily from lower sales in India and the Philippines as well as the currency impact from the change in the Canadian dollar, partially offset by higher sales in Hong Kong

•

SLF Asset Management gross sales were lower, largely attributable to lower fund sales in MFS and Sun Life Investment Management (“SLIM”), as well as the currency impact from the change in the Canadian dollar

The Company’s VNB was $266 million in the second quarter of 2018, up 17% compared to the second quarter of 2017, largely driven by favourable volume and mix in life insurance and wealth sales, primarily in Asia.

2. Premiums and Deposits

	Quarterly results			Year-to-date
($ millions)	Q2’18	Q1’18	Q2’17	2018	2017
Net premium revenue	4,315	4,645	3,923	8,960	7,487
Segregated fund deposits	2,703	3,395	2,506	6,098	5,943
Mutual fund sales(1)	19,265	24,056	21,285	43,321	45,465
Managed fund sales(1)	8,967	12,345	11,855	21,312	21,249
ASO premium and deposit equivalents(1)	1,767	1,675	1,701	3,442	3,419
Total premiums and deposits(1)	37,017	46,116	41,270	83,133	83,563
Total adjusted premiums and deposits(1)(2)	38,516	48,712	42,014	86,512	85,056

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Adjusted premiums and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s Group Benefits (“GB”) Operations Adjustment as described in section M – Non-IFRS Financial Measures in this document.

Net premium revenue was $4.3 billion, up $0.4 billion from the second quarter of 2017, primarily driven by the impact of the partial recapture of a reinsurance agreement in GB in SLF Canada, partially offset by a decrease in GRS in SLF Canada and the currency impact from the change in the Canadian dollar. Net premium revenue was $9.0 billion in the first six months of 2018, compared to $7.5 billion in the same period of 2017. The increase was primarily driven by the impact of the partial recapture of a reinsurance agreement in GB and increases in Individual Insurance & Wealth, both in SLF Canada, partially offset by the currency impact from the change in the Canadian dollar.

Segregated fund deposits were $2.7 billion in the second quarter of 2018, up $0.2 billion from the second quarter of 2017, largely attributable to increases in GRS in SLF Canada and Hong Kong in SLF Asia, partially offset by the currency impact from the change in the Canadian dollar. Segregated fund deposits were $6.1 billion in the first six months of 2018, compared to $5.9 billion in the same period last year, primarily driven by increases in Hong Kong and the Philippines in SLF Asia as well as Individual Wealth in SLF Canada, partially offset by a decrease in GRS in SLF Canada and the currency impact from the change in the Canadian dollar.

Sales of mutual funds were $19.3 billion in the second quarter of 2018, down $2.0 billion from the second quarter of 2017, largely reflecting the currency impact from the change in the Canadian dollar, decreased sales from MFS, as well as decreased sales in India and the Philippines in SLF Asia. Sales of mutual funds were $43.3 billion for the first six months of 2018, compared to $45.5 billion in the same period in 2017. The lower mutual fund sales were primarily attributable to the currency impact from the change in the Canadian dollar and lower sales from MFS, partially offset by higher sales in SLF Canada and SLF Asia.

Managed fund sales of $9.0 billion in the second quarter of 2018 decreased by $2.9 billion from the second quarter of 2017, primarily due to lower sales in MFS and SLIM, and the currency impact from the change in the Canadian dollar, partially offset by higher sales in Hong Kong in SLF Asia. Sales of managed funds were $21.3 billion for the first six months of 2018, up slightly compared to the same period in 2017, primarily driven by increases in MFS and Hong Kong in SLF Asia, partially offset by lower sales in SLIM and the currency impact from the change in the Canadian dollar.

ASO premium and deposit equivalents in the second quarter of 2018 and for the first six months of 2018 increased slightly compared to the same periods in 2017.

10	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

The currency impact for total premium and deposits for the second quarter of 2018 from the change in the Canadian dollar relative to average exchange rates in the second quarter of 2017 decreased total premiums and deposits by approximately $1.3 billion. The currency impact for total premium and deposits for the first six months of 2018 from the change in the Canadian dollar relative to average exchange rates in the first six months of 2017 decreased total premiums and deposits by approximately $3.1 billion.

3. Assets Under Management

AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q2’18	Q1’18	Q4’17	Q3’17	Q2’17
Assets under management(1)
General fund assets	164,709	163,499	162,720	158,757	161,755
Segregated funds	108,692	106,221	106,392	102,237	102,066
Mutual funds, managed funds and other AUM(1)	712,719	709,206	705,673	672,601	680,000
Total AUM(1)	986,120	978,926	974,785	933,595	943,821

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

AUM were $986.1 billion as at June 30, 2018, compared to AUM of $974.8 billion as at December 31, 2017. The increase in AUM of $11.3 billion between December 31, 2017 and June 30, 2018 resulted primarily from:

(i)	an increase of $30.4 billion from the weakening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017; and
(ii)	an increase of $2.2 billion of other business activities; partially offset by
(iii)	net outflows of mutual, managed, and segregated funds of $17.0 billion; and
(iv)	a decrease of $4.3 billion from unfavourable market movements.

For the second quarter of 2018, net outflows of mutual, managed and segregated funds were $14.3 billion, predominantly driven by net outflows from MFS of $14.9 billion, partially offset by net inflows of $0.4 billion from SLF Asia, $0.3 billion from SLF Canada and $0.2 billion from SLIM.

E. Financial Strength

	Quarterly results
	Q2’18	Q1’18	Q4’17	Q3’17	Q2’17
LICAT ratio(1)
Sun Life Financial Inc.	149%	149%	n/a	n/a	n/a
Sun Life Assurance	134%	139%	n/a	n/a	n/a
Financial leverage ratio(2)	21.8%	22.2%	23.6%	22.5%	22.5%
Dividend
Dividend payout ratio(2)	40%	36%	43%	41%	39%
Dividends per common share ($)	0.475	0.455	0.455	0.435	0.435
Capital
Subordinated debt and innovative capital instruments(3)	3,737	3,736	4,136	3,736	3,736
Participating policyholders’ equity and non-controlling interests	517	475	650	633	628
Preferred shareholders’ equity	2,257	2,257	2,257	2,257	2,257
Common shareholders’ equity	20,959	20,547	20,064	20,041	20,059
Total capital	27,470	27,015	27,107	26,667	26,680

(1)	LICAT ratios are not applicable before January 1, 2018.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(3)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements. For additional information see, section I – Capital and Liquidity Management – 1 – Capital in our 2017 annual MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2018	11

Effective January 1, 2018, The Office of the Superintendent of Financial Institutions (“OSFI”) has replaced the MCCSR capital adequacy guideline with the LICAT. As indicated by OSFI, the LICAT is an evolution of OSFI’s regulatory capital expectations, as it represents a more advanced and risk-sensitive approach to capital.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at June 30, 2018, SLF Inc.’s LICAT ratio was 149%, which is well above OSFI’s regulatory minimum ratio of 90%.

Sun Life Assurance, SLF Inc.’s principal operating life insurance subsidiary, is also subject to the LICAT guideline. As at June 30, 2018, Sun Life Assurance’s LICAT ratio was 134%, well above OSFI’s supervisory ratio of 100% and regulatory minimum ratio of 90%. In the second quarter, a dividend of $1.2 billion declared by Sun Life Assurance to SLF Inc. decreased the LICAT ratio of Sun Life Assurance by approximately 7 percentage points, which was partially offset by additional capital generated from the businesses of Sun Life Assurance during the quarter.

SLF Inc.’s total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity, and total shareholders’ equity, which includes common shareholders’ equity and preferred shareholders’ equity. As at June 30, 2018, our total capital was $27.5 billion, compared to $27.1 billion as at December 31, 2017. The increase in total capital was primarily the result of total net income of $1,375 million and foreign currency translation gain of $453 million included in other comprehensive income (loss), partially offset by the repayment of $400 million of subordinated debentures detailed below, payment of $566 million of dividends on common shares of SLF Inc. (“common shares”), unrealized losses on available-for-sale (“AFS”) assets of $283 million, and $206 million from the repurchase and cancellation of common shares.

SLF Inc. and its wholly-owned holding companies had $2.6 billion in cash and other liquid assets(1) as at June 30, 2018 ($2.0 billion as at December 31, 2017). The increase in cash and other liquid assets in these holding companies in the first six months of 2018 was primarily attributable to the $1.2 billion dividend from Sun Life Assurance to SLF Inc. which was partially offset by the repayment of $400 million of subordinated debentures and the $206 million repurchase of common shares.

On January 30, 2018, SLF Inc. redeemed all of the outstanding $400 million principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest to that date.

Normal Course Issuer Bid

On August 14, 2017, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 11.5 million common shares between August 14, 2017 and August 13, 2018. During the second quarter of 2018 and the first half of 2018, SLF Inc. purchased and cancelled approximately 0.7 million common shares at a total cost of $40 million and 3.8 million common shares at a total cost of $206 million, respectively. During 2017, SLF Inc. purchased and cancelled approximately 3.5 million common shares at a total cost of $175 million.

On August 8, 2018, SLF Inc. announced that the Board of Directors had authorized the purchase of up to 14 million common shares through a new normal course issuer bid. The bid is expected to be in place from August 14, 2018 until August 13, 2019 or such earlier date as SLF Inc. completes its purchases pursuant to the bid. The purchases may be made through the facilities of the Toronto Stock Exchange, other Canadian stock exchanges and/or alternative Canadian trading platforms, at prevailing market rates. Purchases may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. Any common shares purchased by SLF Inc. pursuant to the normal course issuer bid will be cancelled. SLF Inc. will use the normal course issuer bid program to acquire common shares in order to distribute funds to shareholders as part of its overall capital management strategy.

(1)	Other liquid assets include cash equivalents, short-term investments, and publicly traded securities.

12	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

F. Performance by Business Group

	Quarterly results			Year-to-date
($ millions)	Q2’18	Q1’18	Q2’17	2018	2017
Reported net income (loss)
SLF Canada	262	249	185	511	451
SLF U.S.(1)	105	96	(178)	201	(153)
SLF Asset Management	214	210	183	424	354
SLF Asia(1)	133	133	356	266	441
Corporate	(8)	(19)	28	(27)	32
Total reported net income (loss)	706	669	574	1,375	1,125
Underlying net income (loss)(2)
SLF Canada	245	295	266	540	495
SLF U.S.(1)	125	129	101	254	160
SLF Asset Management	216	231	199	447	382
SLF Asia(1)	145	128	123	273	220
Corporate	(2)	(13)	–	(15)	5
Total underlying net income (loss)(2)	729	770	689	1,499	1,262

(1)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia as described below, and comparative figures in 2017 have been changed to conform with the current year presentation.

(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2017 annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

Effective in the first quarter of 2018, we transferred our International business unit from SLF U.S. to SLF Asia. By combining our SLF Asia and International capabilities, we expect to accelerate the development of our high net worth insurance business in Asia. The U.S. will focus on growing our U.S. group benefits business and managing the in-force block of U.S. individual insurance.

1. SLF Canada

	Quarterly results			Year-to-date
($ millions)	Q2’18	Q1’18	Q2’17	2018	2017
Individual Insurance & Wealth	105	107	29	212	162
Group Benefits	103	69	99	172	180
Group Retirement Services	54	73	57	127	109
Reported net income (loss)	262	249	185	511	451
Market related impacts	15	(44)	(76)	(29)	(44)
Assumption changes and management actions	5	(7)	5	(2)	12
Other adjustments(1)	(3)	5	(10)	2	(12)
Underlying net income (loss)(2)	245	295	266	540	495
Reported ROE (%)(2)(3)	15.5	15.1	9.7	15.3	11.7
Underlying ROE (%)(2)(3)	14.5	17.9	13.9	16.2	12.8
Insurance sales(2)	266	296	230	562	681
Wealth sales(2)	3,039	3,825	3,781	6,864	8,184

(1)	Mainly comprised of Certain hedges in SLF Canada that do not qualify for hedge accounting. For further information, see section M – Non-IFRS Financial Measures in this document.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(3)

The adoption of LICAT impacted the capital allocation for SLF Canada. As a result, reported and underlying ROEs increased approximately 1.6% and 1.8%, respectively, in both the second quarter and year-to-date of 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2018	13

Profitability

Q2 2018 vs. Q2 2017

SLF Canada’s reported net income was $262 million in the second quarter of 2018, compared to $185 million in the second quarter of 2017. Underlying net income in the second quarter of 2018 was $245 million, compared to $266 million in the second quarter of 2017.

Reported net income in the second quarter of 2018 compared to the second quarter of 2017 was driven by favourable changes in market related impacts, which included the impacts from less unfavourable interest rates, favourable equity markets and changes in the fair value of investment properties. Underlying net income in the second quarter of 2018 compared to the same period in 2017 decreased largely due to lower new business gains in GRS, and lower gains from credit experience.

Q2 2018 vs. Q2 2017 (year-to-date)

Reported net income was $511 million for the first six months of 2018, compared to $451 million for the six months ended June 30, 2017. Underlying net income was $540 million in the six months ended June 30, 2018, compared to $495 million in the same period last year.

Reported net income in the first six months of 2018 compared to the first six months of 2017 reflected less unfavourable changes in market related impacts, which included the impacts from less unfavourable interest rates and favourable changes in the fair value of investment properties, partially offset by the unfavourable change in equity markets. Underlying net income in the first six months of 2018 compared to the first six months of 2017 increased largely due to interest on par seed capital and impacts of investment activities on insurance contract liabilities, partially offset by mortality and morbidity experience.

Growth

Q2 2018 vs. Q2 2017

SLF Canada individual insurance sales increased in the second quarter of 2018 to $110 million, compared to $100 million in the same period last year, largely due to increased participating product sales in the quarter. Sales in Group Benefits of $156 million increased by 20% compared to the second quarter of 2017.

SLF Canada wealth sales of $3.0 billion in the second quarter of 2018 were down compared to $3.8 billion in the second quarter of 2017, primarily due to a large-case sale in GRS in 2017. Individual wealth sales of $1.5 billion were 7% above the same quarter of the prior year with continued growth from our wealth manufactured(1) products.

Q2 2018 vs. Q2 2017 (year-to-date)

SLF Canada individual insurance sales were $198 million in the first six months of 2018, compared to $244 million in the same period last year, following strong sales in the first quarter of 2017 as a result of tax legislation and product design changes. Sales in Group Benefits of $364 million decreased 17% compared to the first six months of 2017, driven by several large case sales in 2017.

SLF Canada wealth sales were $6.9 billion in the first six months of 2018, compared to $8.2 billion in the same period last year. Individual wealth sales of $3.3 billion were up 6% in the first six months of 2018 compared to the same period last year, driven by continued growth in our wealth manufactured(1) products. GRS sales of $3.5 billion were down 30% over the first six months in 2017, mainly due to a number of larger Defined Contribution sales in the first half of 2017.

(1)	Represents sales of individual wealth products developed by Sun Life Financial, which include Sun Life Global Investment mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities.

14	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

2. SLF U.S.

	Quarterly results(1)			Year-to-date(1)
(US$ millions)	Q2’18	Q1’18	Q2’17	2018	2017
Group Benefits	57	33	16	90	24
In-force Management	24	43	(151)	67	(139)
Reported net income (loss)	81	76	(135)	157	(115)
Market related impacts(2)	(1)	(20)	(12)	(21)	(21)
Assumption changes and management actions(1)(3)	(3)	2	(177)	(1)	(180)
Acquisition, integration and restructuring(3)	(12)	(8)	(19)	(20)	(32)
Underlying net income (loss)(3)	97	102	73	199	118
Reported ROE (%)(3)	11.7	11.2	(21.6)	11.5	(9.0)
Underlying ROE (%)(3)	14.0	15.1	11.8	14.5	9.4
After-tax profit margin for Group Benefits (%)(3)	6.5	5.6	3.3	6.5	3.3
Insurance sales(3)	120	108	123	228	215

(C$ millions)
Reported net income (loss)	105	96	(178)	201	(153)
Underlying net income (loss)(3)	125	129	101	254	160

(1)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and comparative figures in 2017 have been changed to conform with the current year presentation. For further information, see earlier in this section.

(2)	See section M – Non-IFRS Financial Measures in this document for a breakdown of the components.
(3)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Q2 2018 vs. Q2 2017

SLF U.S.’s reported net income was US$81 million ($105 million) in the second quarter of 2018, compared to reported net loss of US$135 million ($178 million) in the second quarter of 2017. Underlying net income was US$97 million ($125 million), compared to US$73 million ($101 million) in the second quarter of 2017. The impact from the movement of the Canadian dollar in the second quarter of 2018 relative to average exchange rates in the second quarter of 2017 decreased reported net income and underlying net income by $4 million and $5 million, respectively.

Reported net income in the second quarter of 2018 compared to reported net income in the second quarter of 2017 predominantly reflected unfavourable ACMA in 2017 of US$177 million and an improvement in market related impacts, primarily driven by the favourable impact of changes in fair value of investment properties and credit spreads. Underlying net income improved compared to the second quarter of 2017, benefiting from improved morbidity experience, and the lower income tax rate in the U.S., partially offset by less favourable mortality experience in In-force Management. The after-tax profit margin for Group Benefits(1) was 6.5% as of the second quarter of 2018, compared to 3.3% as of the second quarter of 2017.

Q2 2018 vs. Q2 2017 (year-to-date)

SLF U.S.’s reported net income was US$157 million ($201 million) for the first six months of 2018, compared to reported net loss of US$115 million ($153 million) for the same period last year. Underlying net income was US$199 million ($254 million) in the first six months of 2018, compared to US$118 million ($160 million) in the same period of 2017. The impact from the movement in the Canadian dollar in the first six months of 2018 relative to average exchange rates in the first six months of 2017 decreased reported net income and underlying net income by $9 million and $11 million, respectively.

Reported net income in the first six months of 2018 compared to the first six months of 2017, predominantly reflected unfavourable ACMA in 2017 of US$177 million and also reflected decreases in Acquisition, integration and restructuring costs. Underlying net income in the first six months of 2018 compared to the first six months of 2017 reflected interest on par seed capital within In-force Management, favourable morbidity experience in Group Benefits, and the lower income tax rate in the U.S. These items were partially offset by unfavourable mortality experience in Group Benefits.

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2018	15

Growth

Q2 2018 vs. Q2 2017

SLF U.S. Group Benefits sales of US$120 million in the second quarter of 2018 decreased 2% compared to the second quarter of 2017 of US$123 million, as a result of a decrease in employee benefits large case sales. Medical stop-loss sales increased 5% compared to the prior quarter, achieving a milestone $1.5 billion of business-in-force in the quarter.

Q2 2018 vs. Q2 2017 (year-to-date)

SLF U.S. life and health sales of US$228 million in the first six months of 2018 increased 6% compared to US$215 million in the same period of 2017, with increases in both employee benefits and medical stop-loss.

3. SLF Asset Management

	Quarterly results			Year-to-date
SLF Asset Management (C$ millions)	Q2’18	Q1’18	Q2’17	2018	2017
Reported net income	214	210	183	424	354
Fair value adjustments on MFS’s share-based payment awards(1)	(2)	(21)	(16)	(23)	(28)
Underlying net income(1)	216	231	199	447	382
Assets under management (C$ billions)(1)	684.0	681.7	655.3	684.0	655.3
Gross sales (C$ billions)(1)	25.3	32.3	29.8	57.6	60.1
Net sales (C$ billions)(1)	(14.7)	(5.1)	(4.6)	(19.8)	(17.1)

MFS (C$ millions)
Reported net income	211	201	177	412	341
Fair value adjustments on MFS’s share-based payment awards(1)	(2)	(21)	(16)	(23)	(28)
Underlying net income(1)	213	222	193	435	369
Assets under management (C$ billions)(1)	622.5	621.6	599.0	622.5	599.0
Gross sales (C$ billions)(1)	24.1	29.6	27.3	53.7	54.6
Net sales (C$ billions)(1)	(14.9)	(5.4)	(5.5)	(20.3)	(20.2)
MFS (US$ millions)
Reported net income	163	159	132	322	256
Fair value adjustments on MFS’s share-based payment awards(1)	(1)	(17)	(12)	(18)	(21)
Underlying net income(1)	164	176	144	340	277
Pre-tax net operating profit margin ratio(1)	36%	38%	36%	37%	36%
Average net assets (US$ billions)(1)	480.9	495.0	453.2	487.9	445.4
Assets under management (US$ billions)(1)(2)	474.1	482.2	462.1	474.1	462.1
Gross sales (US$ billions)(1)	18.6	23.4	20.3	42.0	40.9
Net sales (US$ billions)(1)	(11.5)	(4.3)	(4.0)	(15.8)	(15.1)
Asset appreciation (depreciation) (US$ billions)	3.4	(5.1)	25.2	(1.7)	51.6
S&P 500 Index (daily average)	2,704	2,733	2,396	2,718	2,360
MSCI EAFE Index (daily average)	2,018	2,072	1,856	2,045	1,802

SLIM (C$ millions)
Reported net income	3	9	6	12	13
Underlying net income(1)	3	9	6	12	13
Assets under management (C$ billions)(1)	61.5	60.1	56.3	61.5	56.3
Gross sales (C$ billions)(1)	1.2	2.7	2.5	3.9	5.5
Net sales (C$ billions)(1)	0.2	0.3	0.9	0.5	3.1

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS’s U.S. GAAP assets and liabilities as at June 30, 2018.

16	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

Profitability

Q2 2018 vs. Q2 2017

SLF Asset Management’s reported net income was $214 million in the second quarter of 2018, compared to $183 million in the second quarter of 2017. SLF Asset Management had underlying net income of $216 million in the second quarter of 2018, compared to $199 million in the second quarter of 2017. The impact from the movement of the Canadian dollar in the second quarter of 2018 relative to average exchange rates in the second quarter of 2017 decreased both reported net income and underlying net income by $9 million.

In U.S. dollars, MFS’s reported net income was US$163 million in the second quarter of 2018, compared to US$132 million in the second quarter of 2017. MFS’s underlying net income was US$164 million in the second quarter of 2018, compared to US$144 million in the second quarter of 2017. MFS’s reported net income reflected favourable impacts from Fair value adjustments on MFS’s share-based payment awards. Underlying net income compared to the second quarter of 2017 reflected higher average net assets and the lower income tax rate in the U.S., partially offset by lower returns on seed capital. MFS’s pre-tax net operating profit margin ratio of 36% in the second quarter of 2018 was consistent with the same period last year.

Q2 2018 vs. Q2 2017 (year-to-date)

SLF Asset Management’s reported net income for the six months ended June 30, 2018 was $424 million, compared to $354 million for the same period last year. Underlying net income was $447 million for the first six months of 2018, compared to $382 million for the six months ended June 30, 2017. The impact from the movement of the Canadian dollar in the first six months of 2018, relative to average exchange rates in the first six months of 2017, decreased reported net income and underlying net income by $18 million and $20 million, respectively.

MFS’s reported net income for the six months ended June 30, 2018 was US$322 million, compared to US$256 million for the same period last year. MFS’s underlying net income was US$340 million for the first six months of 2018, compared to US$277 million for the six months ended June 30, 2017. MFS’s increased underlying net income in U.S. dollars for the first six months of 2018 was driven primarily by higher average net assets and lower taxes.

SLIM’s reported net income for the six months ended June 30, 2018 was $12 million compared to $13 million for the same period last year.

Growth

SLF Asset Management’s AUM was $684.0 billion as at June 30, 2018, compared to $677.6 billion as at December 31, 2017. The increase in AUM was primarily due to currency impact, partially offset by net outflows and asset depreciation. MFS’s AUM was US$474.1 billion ($622.5 billion) as at June 30, 2018, compared to US$491.6 billion ($618.3 billion) as at December 31, 2017. The decrease of US$17.5 billion was primarily driven by redemptions of US$57.8 billion and asset depreciation of US$1.7 billion, partially offset by gross sales of US$42.0 billion.

In the second quarter of 2018, 81%, 80% and 90% of MFS’s retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively.

SLIM’s AUM was $61.5 billion as at June 30, 2018, compared to $59.3 billion as at December 31, 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2018	17

4. SLF Asia

	Quarterly results			Year-to-date
($ millions)	Q2’18	Q1’18	Q2’17	2018	2017
Insurance and Wealth	86	105	77	191	150
International(1)	47	28	279	75	291
Reported net income (loss)	133	133	356	266	441
Market related impacts(2)	–	4	12	4	11
Assumption changes and management actions(1)(3)	–	1	221	1	210
Acquisition, integration and restructuring(3)(4)	(12)	–	–	(12)	–
Underlying net income (loss)(3)	145	128	123	273	220
Reported ROE (%)(3)(5)	10.9	11.2	26.0	11.0	16.3
Underlying ROE (%)(3)(5)	11.8	10.7	9.0	11.3	8.1
Insurance sales(3)	212	233	170	445	370
Wealth sales(3)	2,502	3,736	2,949	6,238	5,846

(1)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and comparative figures in 2017 have been changed to conform with the current year presentation. For further information, see earlier in this section.

(2)	See section M – Non-IFRS Financial Measures in this document for a breakdown of the components.
(3)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(4)	Pertains to a distribution arrangement in India for asset management.
(5)

As a result of a revision of the capital allocation model for SLF Asia, reported and underlying ROEs increased approximately 1.4% and 1.5%, respectively, in both the second quarter and year-to-date of 2018.

Profitability

Q2 2018 vs. Q2 2017

SLF Asia’s reported net income was $133 million in the second quarter of 2018, compared to reported net income of $356 million in the second quarter of 2017. Underlying net income was $145 million, compared to $123 million in the second quarter of 2017. The impact from the movement of the Canadian dollar in the second quarter of 2018 relative to average exchange rates in the second quarter of 2017 reduced reported net income and underlying net income by $8 million and $9 million, respectively.

Reported net income in the second quarter of 2018 compared to the second quarter of 2017 predominately reflected the large favourable impact from ACMA in International in the comparable period in 2017. Underlying net income in the second quarter of 2018, compared to the second quarter of 2017, reflected strong business growth and new business gains, partially offset by the impact of lower investment activity on insurance contract liabilities and unfavourable expenses.

Q2 2018 vs. Q2 2017 (year-to-date)

Reported net income was $266 million for the first six months of 2018, compared to $441 million for the same period last year. Underlying net income for the first six months of 2018 was $273 million, compared to $220 million in the same period last year. The unfavourable impact of the change in the Canadian dollar in the first six months of 2018 relative to average exchange rates in the same period last year decreased both reported net income and underlying net income by $16 million.

Reported net income in the first six months of 2018 compared to the first six months of 2017 predominately reflected the large favourable impact from ACMA in International in the comparable period in 2017, as well as lower favourable market related impacts. Underlying net income for the first six months of 2018 compared to first six months of 2017 reflected strong business growth and new business gains, partially offset by unfavourable expenses.

Growth

Q2 2018 vs. Q2 2017

SLF Asia insurance sales were $212 million in the second quarter of 2018, compared to $170 million in the second quarter of 2017. Total individual insurance sales increased by 26%, driven by double-digit growth in most markets. On a constant currency basis, individual insurance sales increased 33%.

18	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF Asia wealth sales were $2.5 billion in the second quarter of 2018, compared to $2.9 billion in the second quarter of 2017. Double-digit growth in our Hong Kong pensions business, where we are now the fourth largest MPF provider, as measured by AUM at the end of the second quarter of 2018, was more than offset by lower wealth sales in India, which followed strong sales performance in 2017.

Q2 2018 vs. Q2 2017 (year-to-date)

SLF Asia insurance sales were $445 million in the first six months of 2018, compared to $370 million in the first six months of 2017. Total individual insurance sales in the first six months of 2018 increased 20% from the first six months of 2017. On a constant currency basis, individual insurance sales increased 25%. Most markets achieved double-digit growth, with notable growth in our businesses in the Philippines, Hong Kong, India and China.

SLF Asia wealth sales were $6.2 billion in the first six months of 2018, compared to $5.8 billion in the first six months of 2017, led by continued momentum in our pensions business in Hong Kong.

5. Corporate

	Quarterly results			Year-to-date
($ millions)	Q2’18	Q1’18	Q2’17	2018	2017
SLF U.K.	37	48	58	85	103
Corporate Support	(45)	(67)	(30)	(112)	(71)
Reported net income (loss)	(8)	(19)	28	(27)	32
Market related impacts(1)	(6)	(3)	6	(9)	(2)
Assumption changes and management actions(2)	–	–	23	–	32
Acquisition, integration and restructuring(2)	–	(3)	(1)	(3)	(3)
Underlying net income (loss)(2)	(2)	(13)	–	(15)	5

(1)	See section M – Non-IFRS Financial Measures in this document for a breakdown of the components.
(2)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.

Profitability

Q2 2018 vs. Q2 2017

Reported net loss in Corporate was $8 million in the second quarter of 2018, compared to reported net income of $28 million in the second quarter of 2017. Underlying net loss was $2 million, compared to underlying net income of $nil in the second quarter of 2017.

Corporate reported net income in the second quarter of 2018 decreased compared to the second quarter of 2017 due to favourable ACMA and favourable market related impacts in 2017 in SLF U.K. Underlying net loss in the second quarter of 2018 compared to the second quarter of 2017 reflected lower benefits from tax related items and an increase in expenses including incentive compensation in Corporate Support, partially offset by higher AFS gains and mortality experience improvements.

Q2 2018 vs. Q2 2017 (year-to-date)

The reported net loss was $27 million in the Corporate segment for the six months ended June 30, 2018, compared to a reported net income of $32 million for the same period last year. Underlying net loss was $15 million in the six months ended June 30, 2018, compared to an underlying net income of $5 million in the six months ended June 30, 2017.

The reported net loss in Corporate in the first six months of 2018 compared to the same period of 2017 reflected a favourable ACMA impact in 2017 in SLF U.K., and unfavourable market related impacts in 2018. Underlying net loss reflected lower benefits from tax related items compared to 2017 and higher expenses in 2018, which included incentive compensation primarily in Corporate Support.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2018	19

G. Investments

We had total general fund invested assets of $147.5 billion as at June 30, 2018, compared to $146.1 billion as at December 31, 2017. The increase in general fund invested assets was primarily due to changes in the currency impact from the weakening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017, as well as an increase in operating activity, partially offset by a decline in net fair value primarily as a result of rising interest rates. Our general fund invested assets are well diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high quality assets.

The following table sets out the composition of our general fund invested assets.(1)

	June 30, 2018		December 31, 2017
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	8,128	6%	8,890	6%
Debt securities	72,707	49%	72,619	50%
Equity securities	5,608	4%	6,020	4%
Mortgages and loans	44,917	30%	42,805	29%
Derivative assets	1,182	1%	1,478	1%
Other invested assets	4,415	3%	4,154	3%
Policy loans	3,164	2%	3,106	2%
Investment properties	7,337	5%	7,067	5%
Total invested assets	147,458	100%	146,139	100%

(1)

The values and ratios presented are based on the carrying value of the respective asset categories. Generally, the carrying values for Fair value through profit or loss (“FVTPL”) and AFS invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.

1. Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at June 30, 2018.

The carrying value of FVTPL and AFS debt securities by geographic location is presented in the following table.

	June 30, 2018				December 31, 2017
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total
Debt securities
Canada	24,558	4,714	29,272	40%	24,132	4,114	28,246	39%
United States	20,205	5,557	25,762	35%	20,758	5,719	26,477	36%
Europe	8,961	1,299	10,260	14%	8,923	1,402	10,325	14%
Asia	3,530	493	4,023	6%	3,694	571	4,265	6%
Other	2,334	1,056	3,390	5%	2,460	846	3,306	5%
Total debt securities	59,588	13,119	72,707	100%	59,967	12,652	72,619	100%

Our debt securities with a credit rating of “A” or higher represented 72.7% of the total debt securities as at June 30, 2018, compared to 70.6% as at December 31, 2017. Debt securities with a credit rating of “BBB” or higher represented 98.6% of total debt securities as at June 30, 2018, compared to 98.3% as at December 31, 2017.

Our gross unrealized losses as at June 30, 2018 for FVTPL and AFS debt securities were $1.0 billion and $0.2 billion, respectively, compared with $0.3 billion and $0.1 billion, respectively, as at December 31, 2017. The increase in gross unrealized losses was largely due to the impact from rising interest rates and credit spreads.

20	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

2. Mortgages and Loans

Mortgages and loans in this section are presented at their carrying value on our Consolidated Statements of Financial Position. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

Mortgages and Loans by Geography

	June 30, 2018			December 31, 2017
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,545	13,293	21,838	8,390	13,265	21,655
United States	7,497	10,350	17,847	7,103	9,542	16,645
Europe	–	3,267	3,267	–	2,706	2,706
Asia	–	340	340	–	265	265
Other	–	1,625	1,625	–	1,534	1,534
Total	16,042	28,875	44,917	15,493	27,312	42,805
% of Total Invested Assets	11%	20%	30%	11%	19%	29%

(1)	The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at June 30, 2018, we held $16.0 billion of mortgages, compared to $15.5 billion as at December 31, 2017. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at June 30, 2018, 30% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at June 30, 2018, consistent with December 31, 2017. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation (“CMHC”). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.76 times. Of the $3.3 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 91% were insured by the CMHC.

As at June 30, 2018, we held $28.9 billion of loans, compared to $27.3 billion as at December 31, 2017. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2018	21

Mortgages and Loans Past Due or Impaired

The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	June 30, 2018
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	16,035	28,748	44,783	–		–	–
Past due:
Past due less than 90 days	–	14	14	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	31	158	189	24	(1)	45	69
Total	16,066	28,920	44,986	24		45	69

	December 31, 2017
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,482	27,180	42,662	–		–	–
Past due:
Past due less than 90 days	–	71	71	–		–	–
Past due 90 days or more	–	–	–	–		–	–
Impaired	33	89	122	22	(1)	28	50
Total	15,515	27,340	42,855	22		28	50

(1)	Includes $20 million of sectoral provisions as at June 30, 2018, consistent with December 31, 2017.

Our impaired mortgages and loans net of allowances for losses, were $120 million as at June 30, 2018, compared to $72 million as at December 31, 2017. The increase in gross carrying value of $67 million was due to the addition of a single North American creditor.

3. Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are generally not exchanged.

($ millions)	June 30, 2018	December 31, 2017
Net fair value asset (liability)	(747)	(278)
Total notional amount	53,280	54,121
Credit equivalent amount(2)	524	561
Risk-weighted credit equivalent amount(1)(2)	13.0	n/a

(1)

As of June 30, 2018, the risk-weighted credit equivalent amount is calculated under the new LICAT guidelines which were effective January 1, 2018. LICAT ratios are not applicable before January 1, 2018.

(2)	Amounts presented are net of collateral received.

The total notional amount of our derivatives decreased to $53.3 billion as at June 30, 2018 from $54.1 billion as at December 31, 2017.

The net fair value of derivatives was a liability of $747 million as at June 30, 2018, compared to a liability of $278 million as at December 31, 2017. The decrease in net fair value was primarily due to the impact of the weakening of the Canadian dollar against the U.S. dollar on foreign exchange contracts, as well as the impact of upward shifts in the yield curves.

22	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

4. Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at June 30, 2018 was $2,290 million compared to $2,288 million as at December 31, 2017. The increase of $2 million was primarily due to the weakening of the Canadian dollar and increases in the provision for assets purchased, net of dispositions, offset by the release of provisions on fixed income assets supporting our insurance contract liabilities and decrease due to yield curve movement.

H. Risk Management

The shaded text and tables in this section H represent our disclosure on market risks in accordance with IFRS 7 Financial Instruments – Disclosures and is an integral part of our unaudited Interim Consolidated Financial Statements for the quarter ended June 30, 2018. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

The Company has established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

1. Market Risk Sensitivities

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through other comprehensive income (“OCI”) and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

(1)	Net income refers to common shareholders’ net income in section H – Risk Management in this document.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2018	23

We realized $41 million (pre-tax) in net gains on the sale of AFS assets during the second quarter of 2018 ($58 million pre-tax in the second quarter of 2017). The net unrealized gains (losses) or OCI position on AFS fixed income and equity assets were $(44) million and $107 million, respectively, after-tax as at June 30, 2018 ($171 million and $175 million, respectively, after-tax as at December 31, 2017).

Equity Market Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of our net income and OCI, and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in equity market prices as at June 30, 2018 and December 31, 2017.

As at June 30, 2018 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$ (350)	$ (150)	$ 100	$ 300
Potential impact on OCI(3)	$ (150)	$ (50)	$ 50	$ 150
Potential impact on LICAT(2)(4)	2.0% point decrease	0.5% point decrease	0.5% point increase	1.0% point increase

As at December 31, 2017 ($ millions, unless otherwise noted)
Change in Equity Markets(1)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(2)(3)	$ (300)	$ (100)	$ 100	$ 300
Potential impact on OCI(3)	$ (200)	$ (50)	$ 50	$ 200
Potential impact on LICAT(2)(4)	n/a	n/a	n/a	n/a

(1)

Represents the respective change across all equity markets as at June 30, 2018 and December 31, 2017. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(2)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at June 30, 2018 and December 31, 2017, and include new business added and product changes implemented prior to such dates.

(3)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at June 30, 2018. LICAT ratios are not applicable before January 1, 2018. LICAT ratios are rounded to the nearest 0.5%.

Interest Rate Sensitivities

The following table sets out the estimated immediate impact on, or sensitivity of our net income and OCI, and Sun Life Assurance’s LICAT ratio to certain instantaneous changes in interest rates as at June 30, 2018 and December 31, 2017.

SLF Inc.’s LICAT ratio decreases with rising interest rates and increases with declining interest rates, which is opposite to our net income sensitivity. Increases to interest rates will reduce the value of our assets and margins in our actuarial liabilities, resulting in a lower LICAT ratio. LICAT includes the change in OCI associated with assets designated as AFS. On adoption of LICAT, given the change in the sensitivity profile, the ranges of sensitivities were reviewed and updated accordingly.

24	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, unless otherwise noted)	As at June 30, 2018		As at December 31, 2017
Change in Interest Rates(1)	50 basis point decrease	50 basis point increase	50 basis point decrease	50 basis point increase
Potential impact on net income(2)(3)(4)	$ (100)	$ 50	$(100)	$50
Potential impact on OCI(3)	$ 300	$ (300)	$250	$(250)
Potential impact on LICAT(2)(5)	3.0% point increase	3.5% point decrease	n/a	n/a

(1)

Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2018 and December 31, 2017 with no change to the Actuarial Standards Board (“ASB”) promulgated Ultimate Reinvestment Rate (“URR”). Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at June 30, 2018 and December 31, 2017, and include new business added and product changes implemented prior to such dates.

(3)

Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(4)

The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

(5)	The LICAT sensitivities illustrate the impact on Sun Life Assurance as at June 30, 2018. LICAT ratios are not applicable before January 1, 2018. LICAT ratios are rounded to the nearest 0.5%.

2. Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

($ millions, unless otherwise noted)	Credit Spread Sensitivities(1)		Swap Spread Sensitivities
Net income sensitivity(2)	50 basis point decrease	50 basis point increase	20 basis point decrease	20 basis point increase
June 30, 2018	$(100)	$100	$50	$(50)
December 31, 2017	$(100)	$100	$25	$(25)

(1)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.
(2)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

3. General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2018	25

limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

26	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

4. Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at June 30, 2018 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products.

As at June 30, 2018
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,198	313	10,727	382
SLF Asia(4)	3,346	314	3,506	98
Run-off reinsurance(5)	2,555	384	1,551	361
Total	18,099	1,011	15,784	841

As at December 31, 2017
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,448	315	10,875	399
SLF Asia(4)	3,727	250	3,755	107
Run-off reinsurance(5)	2,534	375	1,546	385
Total	18,709	940	16,176	891

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and balances in 2017 have been changed to conform with the current year presentation. For further information, see section F – Performance by Business Group in this document.

(5)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2017 to June 30, 2018 primarily resulted from the following factors:

(i)	the total fund values decreased due to net redemptions from products closed to new business, which was partially offset by the weakening of the Canadian dollar against the U.S. dollar;
(ii)	the amount at risk increased due to unfavourable international equity market movements and the weakening of the Canadian dollar against the U.S. dollar, which was partially offset by net redemptions from products closed to new business;
(iii)	the total value of guarantees decreased due to net redemptions from products closed to new business, which was partially offset by the weakening of the Canadian dollar against the U.S. dollar; and
(iv)	the total insurance contract liabilities decreased due to net redemptions from products closed to new business, which was partially offset by the weakening of the Canadian dollar against the U.S. dollar.

5. Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at June 30, 2018, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2018	27

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at June 30, 2018 and December 31, 2017.

Impact of Segregated Fund Hedging

June 30, 2018
($ millions)	Changes in interest rates(1)	Changes in equity markets(2)
Net income sensitivity(3)(4)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(150)	(450)
Hedging impact	200	100	350
Net of hedging	–	(50)	(100)

December 31, 2017
($ millions)	Changes in interest rates(1)	Changes in equity markets(2)
Net income sensitivity(3)(4)	50 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(150)	(450)
Hedging impact	200	100	350
Net of hedging	–	(50)	(100)

(1)

Represents a parallel shift in assumed interest rates across the entire yield curve as at June 30, 2018 and December 31, 2017, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates).

(2)

Represents the change across all equity markets as at June 30, 2018 and December 31, 2017. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(3)	Net income sensitivities have been rounded to the nearest $50 million.
(4)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

6. Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at June 30, 2018 would decrease net income(1) by approximately $275 million ($250 million decrease as at December 31, 2017). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at June 30, 2018 would increase net income by approximately $275 million ($250 million increase as at December 31, 2017).

(1)	Net income sensitivities have been rounded to the nearest $25 million.

28	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

7. Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2017 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section M – Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and LICAT ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income and OCI, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at June 30, 2018 and December 31, 2017, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the June 30 and December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at June 30, 2018 and December 31, 2017, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through over-the-counter contracts, cleared through central clearing houses, exchange-traded contracts or bilateral over-the-counter contracts negotiated directly between counterparties that include credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2018	29

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in section M – Accounting and Control Matters – 1 – Critical Accounting Policies and Estimates in our 2017 annual MD&A. Additional information on market risk can be found in Note 6 of our 2017 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

I. Additional Financial Disclosure

1. Revenue

	Quarterly results			Year-to-date
($ millions)	Q2’18	Q1’18	Q2’17	2018	2017
Premiums
Gross	4,901	5,217	5,056	10,118	9,789
Ceded	(586)	(572)	(1,133)	(1,158)	(2,302)
Net premiums	4,315	4,645	3,923	8,960	7,487
Net investment income
Interest and other investment income	1,398	1,354	1,372	2,752	2,686
Fair value(1) and foreign currency changes on assets and liabilities	(405)	(1,548)	1,309	(1,953)	1,967
Net gains (losses) on available-for-sale assets	41	36	58	77	113
Fee income	1,477	1,506	1,460	2,983	2,878
Total revenue	6,826	5,993	8,122	12,819	15,131
Adjusted revenue(2)	7,538	7,929	7,557	15,404	14,657

(1)	Represents the change in FVTPL assets and liabilities.
(2)

Adjusted revenue is a non-IFRS financial measure that excludes from revenue the impact of Constant Currency Adjustment, FV Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in section M – Non-IFRS Financial Measures in this document.

Revenue in the second quarter of 2018 was $6.8 billion, down $1.3 billion compared to the second quarter of 2017. Revenue was $12.8 billion for the six months ended June 30, 2018, down $2.3 billion from the comparable period last year. In both cases, the decrease was mainly attributable to decreases in the fair value of FVTPL assets largely due to the increases in interest rates in 2018 compared to decreases in interest rates in the same periods in 2017 and also impacts from currency and interest rates derivatives, partially offset by higher net premium revenue. The currency impact from the change in the Canadian dollar relative to average exchange rates in the second quarter of 2017 and the first six months of 2017 decreased revenue by $126 million and $227 million, respectively.

Adjusted revenue was $7.5 billion in the second quarter of 2018, largely in line with the second quarter of 2017. Adjusted revenue of $15.4 billion for the six months ended June 30, 2018 was $0.7 billion higher compared to the same period last year. The increase was primarily driven by higher net premium revenue in SLF Canada as well as increased fee income from SLF Asset Management and SLF Canada.

2. Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $164.7 billion as at June 30, 2018, compared to $162.7 billion as at December 31, 2017, primarily a result of an increase of $2.6 billion from the weakening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017 and an increase of $1.4 billion from business activities, partially offset by a decrease of $2.0 billion from the change in value of FVTPL assets.

Insurance contract liabilities (excluding other policy liabilities and assets) of $112.5 billion as at June 30, 2018 increased by $1.4 billion compared to December 31, 2017, mainly due to the currency impact from the change in the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017 and balances arising from new policies, partially offset by changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities).

30	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

Shareholders’ equity, including preferred share capital, was $23.2 billion as at June 30, 2018, compared to $22.3 billion as at December 31, 2017. The increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $1.4 billion in 2018, before preferred share dividends of $47 million;
(ii)	an increase of $450 million from the change of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2017;
(iii)	impact of $89 million from the transfer of seed capital from the participating account to the shareholder account;
(iv)	changes in the remeasurement of defined benefit plans of $89 million; and
(v)	$10 million from stock options exercised and $3 million from stock-based compensation; partially offset by
(vi)	common share dividend payments of $566 million;
(vii)	net unrealized losses on AFS assets in OCI of $283 million;
(viii)	a decrease of $206 million from the repurchase and cancellation of common shares; and
(ix)	a decrease of $24 million from OCI of joint ventures and associates.

As at July 27, 2018, SLF Inc. had 607,011,966 common shares, 3,209,107 options to acquire SLF Inc. common shares, and 92,200,000 Class A Shares outstanding.

3. Cash Flows

	Quarterly results		Year-to-date
($ millions)	Q2’18	Q2’17	2018	2017
Net cash and cash equivalents, beginning of period	5,484	4,705	5,956	6,509
Cash flows provided by (used in):
Operating activities	403	1,322	833	704
Investing activities	(68)	(150)	(90)	(132)
Financing activities	(398)	(373)	(1,354)	(1,546)
Changes due to fluctuations in exchange rates	38	(80)	114	(111)
Increase (decrease) in cash and cash equivalents	(25)	719	(497)	(1,085)
Net cash and cash equivalents, end of period	5,459	5,424	5,459	5,424
Short-term securities, end of period	2,502	2,236	2,502	2,236
Net cash, cash equivalents and short-term securities, end of period	7,961	7,660	7,961	7,660

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale and maturity of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates, joint ventures and acquisitions. Cash flows provided by and used in financing activities largely reflect capital transactions including payments of dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The cash flows used in financing activities in the second quarter of 2018 compared to the same period last year increased slightly due to the repurchase and cancellation of common shares in the second quarter of 2018.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2018	31

4. Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q2’18	Q1’18	Q4’17	Q3’17	Q2’17	Q1’17	Q4’16	Q3’16
Total revenue	6,826	5,993	8,648	5,555	8,122	7,009	2,366	7,892
Common shareholders’ net income (loss)
Reported	706	669	207	817	574	551	728	737
Underlying(1)	729	770	641	643	689	573	560	639
Diluted EPS ($)
Reported	1.16	1.09	0.34	1.32	0.93	0.89	1.18	1.20
Underlying(1)	1.20	1.26	1.05	1.05	1.12	0.93	0.91	1.04
Basic reported EPS ($)
Reported	1.16	1.10	0.34	1.33	0.93	0.90	1.19	1.20
Reported net income (loss) by segment
SLF Canada	262	249	172	340	185	266	398	184
SLF U.S.(2)	105	96	(63)	72	(178)	25	81	47
SLF Asset Management	214	210	114	185	183	171	198	181
SLF Asia(2)	133	133	121	216	356	85	83	298
Corporate	(8)	(19)	(137)	4	28	4	(32)	27
Total reported net income (loss)	706	669	207	817	574	551	728	737
Underlying net income (loss) by segment(1)
SLF Canada	245	295	232	222	266	229	243	226
SLF U.S.(2)	125	129	95	121	101	59	55	85
SLF Asset Management	216	231	226	204	199	183	188	188
SLF Asia(2)	145	128	111	130	123	97	94	130
Corporate	(2)	(13)	(23)	(34)	–	5	(20)	10
Total underlying net income (loss)(1)	729	770	641	643	689	573	560	639

(1)	Represents a non-IFRS financial measure. See section M – Non-IFRS Financial Measures in this document.
(2)

Effective January 1, 2018, we transferred our International business unit from SLF U.S. to SLF Asia, and comparative figures in 2017 and 2016 have been changed to conform with the current year presentation. For further information, see section F – Performance by Business Group in this document.

First Quarter 2018

Reported net income was $669 million in the first quarter of 2018, reflecting $79 million unfavourable change in market related impacts compared to the same quarter in 2017. Underlying net income was $770 million, primarily driven by interest on par seed capital of $110 million, strong business growth, the lower income tax rate in the U.S., as well as the impact of investment activity on insurance contract liabilities, partially offset by weaker mortality and lapse experience.

Fourth Quarter 2017

Reported net income was $207 million in the fourth quarter of 2017, reflecting unfavourable impact of the U.S. tax reform, a restructuring charge, and the impact from interest rates compared to the fourth quarter of 2016. Underlying net income was $641 million, reflecting the growth in our wealth businesses and favourable morbidity and mortality experience.

Third Quarter 2017

Reported net income was $817 million in the third quarter of 2017, reflecting favourable market related activity primarily driven by interest rates and changes in the fair values of real estate, and favourable impact of ACMA, partially offset by the unfavourable impact of the movement of the Canadian dollar and other adjustments compared to the third quarter of 2016. Underlying net income was $643 million, reflecting favourable mortality experience, growth in fee income on our wealth businesses and new business gains, partially offset by a lower level of gains from investing activity.

Second Quarter 2017

Reported net income was $574 million in the second quarter of 2017, reflecting the unfavourable effect of market related impacts driven by interest rate changes, the unfavourable impact of acquisition, integration and restructuring costs, fair value adjustments on MFS’s share-based payment awards, and certain hedges in SLF Canada that do not qualify for hedge accounting. Underlying net income was $689 million, reflecting business growth, gains from investing activity on insurance contract liabilities, positive credit experience and favourable morbidity and mortality experience, partially offset by unfavourable lapse and other policyholder experience, unfavourable expense experience, including investment in growing our businesses, and unfavourable other experience.

32	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

First Quarter 2017

Reported net income was $551 million in the first quarter of 2017, reflecting the favourable effect of market related impacts partially offset by the unfavourable impact of acquisition, integration and restructuring costs and fair value adjustments on MFS’s share-based payment awards. Underlying net income was $573 million, reflecting favourable mortality experience in SLF Canada and SLF U.K. and gains from investing activities on insurance contract liabilities, partially offset by lapse and other policyholder behaviour experience and unfavourable mortality experience in SLF U.S.

Fourth Quarter 2016

Reported net income was $728 million in the fourth quarter of 2016, reflecting favourable interest rate impacts. Reported net income also reflected factors discussed in underlying net income. Underlying net income was $560 million, reflecting positive credit experience and a lower level of gains from investing activity on insurance contract liabilities. This was partially offset by unfavourable expense experience, reflecting incentive compensation costs arising from overall strong business performance and investment in growing our businesses. We also experienced unfavourable morbidity results mainly in the U.S.

Third Quarter 2016

Reported net income was $737 million in the third quarter of 2016, reflecting favourable equity markets, interest rates, and assumption changes and management actions. Underlying net income was $639 million, reflecting higher levels of gains from investment activities on insurance contract liabilities, positive credit experience, and other experience items. This was partially offset by mortality and expense experience, including investment in growing our businesses.

J. Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, annual MD&A, and AIF, in each case for the year ended December 31, 2017.

K. Changes in Accounting Policies

We have adopted several amended IFRS standards in the current year. In addition, new IFRS standards were issued in the current year. For additional information, refer to Note 2 in our Interim Consolidated Financial Statements for the period ended June 30, 2018.

In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”), which replaces IFRS 4 Insurance Contracts. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 requires entities to measure insurance contract liabilities at their current fulfillment values using one of three measurement models, depending on the nature of the contract. Insurance contracts are recognized and measured as the total of: the fulfillment cash flows, which are current estimates of expected cash flows adjusted to reflect the timing and the uncertainty in those amounts; and the contractual service margin, which represents the future profit that the company expects to earn as it provides insurance coverage.

IFRS 17 is effective for annual periods beginning on or after January 1, 2021. IFRS 17 will significantly affect how we account for our insurance contracts and how we report and disclose our financial performance in our Consolidated Financial Statements. Any regulatory and tax regimes that are dependent upon IFRS accounting values may also be impacted.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2018	33

The adoption of IFRS 17 will be a significant change for us and for the industry. In order to ensure effective implementation, we have established a transition program for IFRS 17 and dedicated significant resources to the implementation. We continue to assess both the potential financial statement and business implications of the standard and have regular discussions on application and interpretation of IFRS 17 with our peers in Canada through industry and professional associations. We are also monitoring and participating in international developments related to the adoption and interpretation of this standard.

L. Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period, which began on April 1, 2018 and ended on June 30, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

M. Non-IFRS Financial Measures

1. Underlying Net Income and Underlying EPS

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period:

(a)	market related impacts, which include: (i) impact of returns in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% per quarter in the reporting period, and which also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impact of changes in the fair value of investment properties in the reporting period;
(b)	assumption changes and management actions, which include: (i) the impact of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impact on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)	Other adjustments:

(i)	certain hedges in SLF Canada that do not qualify for hedge accounting – this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(ii)	fair value adjustments on MFS’s share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased – this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
(iii)	acquisition, integration and restructuring costs (including impacts related to acquiring and integrating acquisitions); and
(iv)	other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

34	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted above, underlying EPS excludes the dilutive impact of convertible instruments.

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q2’18	Q1’18	Q2’17	2018	2017
Reported net income	706	669	574	1,375	1,125
Equity market impact
Impact from equity market changes	15	(35)	(4)	(20)	14
Basis risk impact	(6)	(10)	9	(16)	11
Equity market impact	9	(45)	5	(36)	25
Interest rate impact(1)
Impact of interest rate changes	(38)	(27)	(65)	(65)	(62)
Impact of credit spread movements	6	17	(19)	23	(30)
Impact of swap spread movements	(5)	(17)	(8)	(22)	(24)
Interest rate impact	(37)	(27)	(92)	(64)	(116)
Impact of changes in the fair value of investment properties	36	4	13	40	28
Market related impacts	8	(68)	(74)	(60)	(63)
Assumption changes and management actions	1	(3)	11	(2)	12
Other adjustments:
Certain hedges in SLF Canada that do not qualify for hedge accounting	1	6	(10)	7	(12)
Fair value adjustments on MFS’s share-based payment awards	(2)	(21)	(16)	(23)	(28)
Acquisition, integration and restructuring	(31)	(15)	(26)	(46)	(46)
Total of other adjustments	(32)	(30)	(52)	(62)	(86)
Underlying net income (loss)	729	770	689	1,499	1,262
Reported EPS (diluted) ($)	1.16	1.09	0.93	2.25	1.83
Market related impacts ($)	0.01	(0.11)	(0.12)	(0.10)	(0.10)
Assumption changes and management actions ($)	–	(0.01)	0.02	–	0.02
Certain hedges in SLF Canada that do not qualify for hedge accounting ($)	–	0.01	(0.02)	0.01	(0.02)
Fair value adjustments on MFS’s share-based payment awards ($)	–	(0.03)	(0.03)	(0.03)	(0.05)
Acquisition, integration and restructuring ($)	(0.05)	(0.03)	(0.04)	(0.08)	(0.07)
Impact of convertible securities on diluted EPS ($)	–	–	–	(0.01)	–
Underlying EPS (diluted) ($)	1.20	1.26	1.12	2.46	2.05

(1)

Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.

2. Additional Non-IFRS Measures

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2018	35

Sales. In SLF Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., insurance sales consist of sales by Group Benefits. In SLF Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, Vietnam and sales from our International business unit; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited’s equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. SLF Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales. Sales are also expressed on a constant currency basis, which is a measure of sales that provides greater comparability across reporting periods by excluding the impact of exchange rate fluctuations from the translation of functional currencies to the Canadian dollar.

Value of New Business (“VNB”). VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business written in a particular time period, except new business in our SLF Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is generally based on Sun Life Assurance’s LICAT operating target. VNB is a useful metric to evaluate the present value created from new business. There is no directly comparable IFRS measure.

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”).

	Quarterly results			Year-to-date
($ millions)	Q2’18	Q1’18	Q2’17	2018	2017
Revenue	6,826	5,993	8,122	12,819	15,131
Constant Currency Adjustment	(154)	(222)	–	(313)	–
FV Adjustment	(405)	(1,548)	1,309	(1,953)	1,967
Reinsurance in SLF Canada’s GB Operations Adjustment	(153)	(166)	(744)	(319)	(1,493)
Adjusted revenue	7,538	7,929	7,557	15,404	14,657

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impact of: (i) the Constant Currency Adjustment; and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment.

	Quarterly results			Year-to-date
($ millions)	Q2’18	Q1’18	Q2’17	2018	2017
Premiums and deposits	37,017	46,116	41,270	83,133	83,563
Constant Currency Adjustment	(1,346)	(2,430)	–	(3,060)	–
Reinsurance in SLF Canada’s GB Operations Adjustment	(153)	(166)	(744)	(319)	(1,493)
Adjusted premiums and deposits	38,516	48,712	42,014	86,512	85,056

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for SLF U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses SLF U.S. Group Benefits underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

36	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impact of foreign exchange. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Assumption changes and management actions. In this document the impact of ACMA on shareholders’ net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C – Profitability in this document.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

N. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) relating to our expected capital position under the new LICAT guideline, (iv) relating to our expected tax range for future years (v) that are predictive in nature or that depend upon or refer to future events or conditions, (vi) relating to the development of our high net worth insurance business in Asia, (vii) relating to the growth and development of Sun Life U.S., (viii) relating to our new normal course issuer bid, and (ix) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings, C – Profitability – 5 – Income taxes, E – Financial Strength and H – Risk Management and in SLF Inc.’s 2017 AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks – related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks – related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks – related to policyholder behaviour; mortality experience, morbidity experience

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Second Quarter 2018	37

and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks – related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks – related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and liquidity risks – the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

38	Sun Life Financial Inc.	Second Quarter 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS